ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E  O F  C O N T E N T S

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements of Anooraq Resources Corporation ("Anooraq", or the "Company") for the years ended December 31, 2006 and 2005. All dollar amounts herein are expressed in Canadian Dollars unless otherwise stated.

This MD&A is prepared as of March 26, 2007.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

1.2	Overview

Anooraq is engaged in the exploration and development of platinum group metals ("PGM") prospects in the Bushveld Complex of the Republic of South Africa.

The large Bushveld Complex covers a total area of approximately 67,000 square kilometers and is divided into four main areas or "limbs". Most PGM production from the Bushveld Complex to date has been derived from the Merensky and UG2 reefs, which are the main PGM-bearing horizons on the Eastern and Western Limbs of the Bushveld. The PGM-bearing horizon on the Northern Limb, called the Platreef, tends to be nearer to the surface and is wider than those on the other limbs, and so has potential for the discovery and development of large-scale deposits that are amenable to open pit mining.

In 2006, Anooraq had interests in early to advanced stage exploration properties on the Northern, Eastern and Western Limbs of the Bushveld Complex, called the Platreef, Ga-Phasha and Thusong Projects. In October 2006, the Company terminated the joint venture with Anglo Platinum Limited (“Anglo Platinum”) on the Thusong Project on the Western Limb.

Anooraq’s exploration work in 2006 was mainly focused on advancing the Ga-Phasha Project in the Eastern Bushveld.

In November 2006, Anooraq concluded an agreement with Anglo Platinum, whereby Anglo Platinum provided South African Rand (“ZAR”) 70 million in funding to Anooraq via a term loan.

Anooraq effected an inward secondary listing on the JSE Limited in 2006, and began trading on December 19, 2006 under the trading symbol of ARQ. The Company also trades on the TSX Venture Exchange (symbol ARQ) and American Stock Exchange (symbol ANO).

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

In December 2006, the Company entered into a Settlement Agreement with Pelawan Investments (Proprietary) Limited ("Pelawan") to waive the deemed dilutive financing contemplated in the 2004 share exchange agreement. The equity issuance terms of this settlement are subject to regulatory approval which has not been obtained at March 26, 2007.

1.2.1	Ga-Phasha JV Project, Eastern Limb

Anooraq has a 50% interest in the Ga-Phasha PGM Project (the “Ga-Phasha Project”), located on the North-Eastern Limb of the Bushveld, approximately 250 kilometers northeast of Johannesburg. Anooraq acquired the project by way of a reverse takeover transaction (“RTO”) with Pelawan Investment Holdings (Pty) Ltd. in 2004 (further details below). Ga-Phasha has significant PGM mineral resources outlined in the Merensky and UG2 Reefs that are open to further expansion. In 2006, a program targeting the UG2 Reef was completed.

The Ga-Phasha Project is a 50/50 joint venture with Anglo Platinum Limited (“Anglo Platinum”). Anglo Platinum is the operator.

Agreement

In January 2004, the Company entered into an agreement with Pelawan, a private South African Black Economic Empowerment (“BEE”) company, pursuant to which the Company and Pelawan would combine their respective PGM assets, comprising the Company's Northern and Western Limb PGM projects and Pelawan's 50% participation interest in the Ga-Phasha Project. The transaction between Anooraq and Pelawan was completed on September 29, 2004.

Pursuant to the terms of the agreement between the Company and Pelawan, the Company acquired Pelawan's 50% shareholding in Micawber and the rights to its 50% participation interest in the Ga-Phasha Project in return for 91.2 million common shares of the Company (the "Consideration Shares") and cash payments totalling ZAR 15,652,744 ($3,055,416). Approximately 83 million Consideration Shares are being held in escrow until the earlier of September 29, 2010 or twelve months after the commencement of commercial production from the Ga-Phasha Project at which time they will be released.

The Ga-Phasha property consists of four farms, covering an area of approximately 9,700 hectares, held by Micawber 277 (Proprietary) Limited ("Micawber"), a private South African corporation owned 50% by Anglo Platinum through its wholly owned subsidiary Rustenburg Platinum Mines (“RPM”) subsidiary and 50% by Anooraq through its wholly owned South African subsidiary Plateau Resources (Pty) Ltd (“Plateau”). The 50/50 joint venture between Plateau and RPM is governed by, among other things, a shareholders agreement relating to Micawber dated September 22, 2004.

On March 28, 2005, Pelawan sold 7.9 million of the Anooraq shares it was permitted to sell under the agreement to strategic stakeholders in Anooraq and the proceeds from such sales were remitted to Pelawan shareholders through the Pelawan Trust. The proceeds received by the Pelawan Trust from the sale of certain shares held by the Pelawan Trust were distributed to Pelawan’s shareholder base, comprising 15 broadly-based BEE entities, including women investment groups, cultural trusts and Limpopo-based groups within those areas where Anooraq’s proposed mining activities are situated.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

The share exchange agreement which gave effect to the combination provided that if any financings in relation to the Ga-Phasha and Drenthe-Overysel (subsequently renamed "Boikgantsho") Projects (the “Projects”) took place prior to a particular date (the “Finalization Date”) and the shareholder dilution associated with such financings caused Pelawan’s shareholding in Anooraq to fall below a 52% minimum shareholding, Anooraq would issue additional common shares to Pelawan in order to maintain that minimum. Such 52% minimum shareholding allowed for compliance with BEE equity requirements under South African mineral legislation and was also a requirement of the South African Reserve Bank for approving the transaction. Originally, the Finalization Date was September 30, 2005 but that date, by agreement in November 2005 between Anooraq and Pelawan, was extended.

The share exchange agreement further provided that, to the extent that if no such dilutive financings had taken place by the Finalization Date, certain dilutive financings were deemed to have occurred by that date. The purpose was to make allowance for the dilutive effect on Pelawan’s shareholding of the anticipated financings for mine development of the Projects and safeguard the status of Anooraq as a BEE company. For the purposes of calculating whether, by virtue of such deemed dilutive financings, any common shares are required to be issued to Pelawan in order to maintain a minimum 52% shareholding, the share exchange agreement provided that the quantum of such deemed financings would equal: (a) 30% of the estimated development costs in accordance with the bankable feasibility studies in respect of the Projects, less cash on hand, or (b) to the extent that such bankable feasibility studies had not been prepared as at the Finalization Date, $70.8 million related to the Ga-Phasha Project and $27.6 million related to the Drenthe-Overysel Project, less cash on hand (the “Deemed Dilutive Financings”). Following the Finalization Date, Anooraq has the right but not the obligation to issue additional common shares to Pelawan in order to maintain Pelawan’s minimum shareholding.

As neither additional financings nor bankable feasibility studies for the Projects had been completed by Anooraq as at September 30, 2005 and, in the absence of an amending agreement between the parties, a dilutive financing totaling $98.4 million and share issuances (based on the share price at the date of the deemed dilutive financing) would have been deemed to have taken place as at such date and the Company would have been obligated to issue to Pelawan that number of shares which, after notionally giving effect to the Deemed Dilutive Financings, would have resulted in Pelawan continuing to hold a 52% interest in the Company. In November 2005, Anooraq and Pelawan agreed to extend the Finalization Date to the earlier of:

(a)	the first date at which both the Drenthe-Overysel financing and the Ga-Phasha financings shall, in fact, have occurred;

(b)	any date which is within a 60-day period following an announcement by Anooraq of a further material transaction, as defined; and

(c)	December 31, 2006.

In December 2006, the Company entered into a Settlement Agreement with Pelawan to waive the deemed dilutive financing contemplated in the 2004 share exchange agreement. Under the terms of the Settlement Agreement:

(i)	Anooraq will issue to Pelawan 36 million common shares (“Adjustment Consideration Shares”), representing a 50% reduction in the number of shares potentially to be issued

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

under the original RTO transaction terms. The Company is currently awaiting regulatory approval for the issuance of the Adjustment Consideration Shares.

(ii)

Anooraq will issue to Pelawan share purchase warrants for the purchase of 167 million common shares in Anooraq (“BEE Warrants”). The BEE Warrants are exercisable until December 31, 2008. The BEE Warrants can be exercised at the higher of (a) $1.35 if exercised on or before December 31, 2007 or $1.48 if exercised after December 31, 2007 or (b) at a price that is 50% less than the price per Anooraq common share payable by arms length parties under an equity financing undertaken by the Company that either raises an amount of at least $98,400,000 or is undertaken pursuant to a material transaction (a “Concurrent Financing”). The Company is currently awaiting regulatory approval for the issuance of the BEE Warrants.

(iii)

From the date of issue of the Adjustment Consideration Shares to Pelawan in (i) above or as a result of the exercise of any of the BEE Warrants up to the closing date of the Concurrent Financing, the common shares issued to Pelawan pursuant thereto will be subject to a lock up arrangement and Pelawan will not be entitled to dispose of any of these shares, save for the exemption referred to in (iv) below. After the closing date of the Concurrent Financing, the disposal of such shares shall remain subject to the original lock up agreement entered into between Pelawan and Anooraq under the terms of the original RTO transaction (“the BEE Lock Up”).

(iv)

Anooraq has agreed to grant Pelawan an exemption to the BEE Lock Up for the purposes of facilitating Pelawan’s financing of the exercise of the BEE Warrants. In the event that Pelawan exercises any BEE Warrants, Pelawan shall, in its sole discretion, be entitled to dispose that number of common shares up to 25% (or such greater amount as is required to facilitate the financing of the exercise of the BEE Warrants) of the aggregate common shares issued to Pelawan pursuant to such exercise, provided that all of the proceeds received by Pelawan from such disposal shall be applied by Pelawan to support the financing of the exercise of the BEE Warrants and reasonable expenses related to such exercise.

(v)

On the occurrence of a Concurrent Financing, Pelawan shall be obliged to exercise the BEE Warrants to ensure, at a minimum, that Anooraq retains its status as a 52% controlled BEE company, in compliance with undertakings given by Pelawan and the Company in favour of the South African Reserve Bank and Anglo Platinum Limited.

Financings

In April 2006, Anooraq announced that it had reached an agreement in principle with Anglo Platinum, whereby Anglo Platinum would undertake a US$10 million (ZAR70 million) funding into Anooraq. The financing was concluded in November 2006. Anglo Platinum, through its subsidiary RPM, loaned ZAR 70 million to Plateau. Plateau is required to use 85% of the funding for operational expenditures on the Ga Phasha Project. Pursuant to security agreements entered into in connection with the loan, Plateau has ceded as security, its interest in Micawber.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

Project Activities

For the year ended December 31, 2006, exploration and administrative expenditures of approximately $494,483 had been incurred on the Ga-Phasha project. These are included in the costs discussed under Results of Operations.

Prior to the involvement of Anooraq, Anglo Platinum (and others) had carried out extensive drilling as well as preliminary engineering and mine planning studies on the Ga-Phasha property. Significant mineral resources were outlined in the UG2 and Merensky Reefs. South African consultants, Global Geo Services (Pty) Ltd. carried out a resource estimate on behalf of Anooraq in early 2004 based on information received to that time from Anglo Platinum, outlining significant mineral resources in both the UG2 and Merensky Reefs.

Under a preliminary development plan, proposed in 2001-2002, the UG2 Reef was seen as the principal target reef horizon for mining, with mineralization being processed through a joint concentrator situated on Anglo Platinum’s adjacent Twickenham property.

A program review took place between April and October 2006, in which several approaches were considered to optimize mining of the deposits at Ga-Phasha. The Review confirmed that the UG2 reef deposit remains the primary focus for development and the Merensky reef warrants further study through additional drilling programs.

As a result of this work, Anooraq and Anglo Platinum agreed on the parameters and engaged an independent project manager to conduct a Pre-feasibility Study (“PFS”) for the Project. The PFS will consist of a Phase 1 study to exploit the UG2 reef to a depth of some 650 meters below surface, and will also seek to identify a single preferred option by which to proceed to the bankable feasibility phase. The PFS will also contemplate optimizing economies of scale between the Parties’ operations on the NorthEastern Limb of the Bushveld Complex, and in that regard, will evaluate the possible usage of joint infrastructure and processing facilities between Anglo Platinum’s Twickenham Platinum Mine and Ga-Phasha.

Read, Swatman & Voigt (Pty) Ltd (“RSV”) has been appointed as the independent project manager to conduct the PFS. RSV is a highly reputable South African engineering and project management company that serves the mining, metallurgical, and industrial sectors in South Africa and the rest of the world. With a staff complement of 300 people from the mining, engineering, project management and administration discipline RSV has conducted assessments of numerous PGM Projects on the Western and Eastern Limbs of the Bushveld Igneous Complex in South Africa. Some of its key projects include the Lonmin Platinum K4 Shaft Project, the Impala Platinum 16 Shaft project, and the Anglo Platinum’s Rustenburg Platinum Mine UG2 expansion.

Plans for 2007

A detailed timetable of further studies as well as a project timetable toward a Bankable Feasibility Study will be released after the PFS, which is scheduled for completion by the end of the first half of 2007.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.2	Platreef Projects, Northern Limb

Prior to January 2004, Anooraq mainly focused on the acquisition and exploration of mineral properties (called "farms" in South Africa) on the Bushveld’s Northern Limb. Anooraq initially outlined a mineral resource in the Drenthe deposit on its Drenthe and Witrivier farms in 2000. In November 2003, Anooraq and RPM, which has an open pit operation nearby, formed the Boikgantsho Joint Venture (“Boikgantsho JV"), with Anooraq as the operator. Most of Anooraq’s work on the Northern Limb has been focused on the Boikgantsho JV ground, mainly taking place prior to the end of 2005. In December 2006, Anooraq received new order rights for the farms Rietfontein 2 KS, Malokongskop 780 LR and Drenthe 778 LR, which are a portion of its properties on the Northern Limb of the Bushveld Complex.1

Anooraq also holds several other early exploration stage properties on the Northern Limb. At Rietfontein, Ivanhoe Nickel and Platinum Ltd. ("Ivanplats") is earning an interest by carrying out exploration in conjunction with work on its adjacent Turfspruit farm. Ivanplats outlined mineralization on the Rietfontein farm through drilling in 2001. There is disagreement over budgets, compilation and analysis of the exploration results, and the overall adequacy and completeness of Ivanplats’ exploration activities. The Company and Ivanplats are currently in discussions over these matters, both outside of and within a formal arbitration process, pursuant to the terms of the earn-in agreement.

1.2.3	Boikgantsho JV Project

The objective of the Boikgantsho JV is to explore and develop PGM deposits on the Drenthe and Witrivier farms and the northern portion of the Overysel farm, located immediately to the south of the Drenthe farm. Drilling under the JV in 2004 expanded the Drenthe deposit and resulted in the discovery of the Overysel North deposit.

In March 2005, Anooraq completed a preliminary economic assessment of a potential open pit development on the Drenthe and Overysel North deposits, which gave positive returns. Anooraq also completed an additional 24,000 meters of drilling on the Drenthe deposit in 2005. The program was designed to define measured mineral resources within the deposit and advance the project toward a feasibility study.

Agreement

In November 2003, Anooraq, through its wholly-owned South African subsidiary Plateau,, entered into a joint venture agreement with Potgietersrust Platinum Limited, a wholly owned subsidiary of Anglo Platinum, to explore and develop PGM, gold, nickel and copper mineralization on Anooraq’s Drenthe and Witrivier farms and the northern portion of Anglo Platinum’s adjacent Overysel farm. Anooraq made its required expenditures by the end of 2004, and now has the option to proceed on a year-by-year basis and to take the project to a bankable feasibility study ("BFS") level.

_________________________________
1 New Order Prospecting Rights have been converted from ‘old order prospecting rights’ into prospecting rights in terms of the Mineral and Petroleum Resources Development Act, 2002.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

Once a BFS has been completed, either or both of the partners in the Boikgantsho JV will have the option to proceed to exploitation. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. The ultimate joint venture interest allotted to Anooraq and Anglo Platinum will be determined according to the proportion of contained metal within the Drenthe deposit that lies on the ground contributed by each, as determined by the BFS. Anglo Platinum has the option to be diluted to a minimum 12.5% non-contributory interest, adjusted depending on the final PGM royalty to be established under the Mineral and Petroleum Royalty Bill, to a maximum of 15%.

Anglo Platinum has the right to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement with the Company at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum’s facilities. Anglo Platinum owns and operates a PGM smelter at Polokwane, which is approximately 80 kilometers east of the property.

Project Activities

A preliminary assessment of a potential open pit development of the Drenthe and Overysel North Deposits, based on mineral resources outlined to September 2004, was completed during the first quarter of 2005. As the preliminary assessment is based, in part, on inferred resources that are geologically speculative, there is no certainty that the economic considerations or results will be realized. The preliminary assessment indicates favorable financial results for an open pit and conventional mill operation. Further details are provided in a technical report filed at www.sedar.com.

Drilling in 2005 focused on the Drenthe deposit. The program tested the entire area within the provisional open pit design for the Drenthe deposit that was used for the March 2005 preliminary assessment. One hundred and thirty six vertical holes, totaling approximately 24,400 meters, were drilled at 50-meter intervals along 50-meter spaced lines. The program confirmed the continuity of the PGM mineralization within the Drenthe deposit. An independent consultant was engaged to update the deposit database and estimate of the mineral resources.

Results from the updated resource model and recommendations from the preliminary assessment will be followed up by pre-feasibility work. Currently, however, the Company is focused on advancing the Ga-Phasha Project.

Plans for 2007

Planning is underway to resume work on the Boikgantsho pre-feasibility study in 2007.

1.2.4	Market Trends

Platinum prices have been increasing for the past three years and averaged US$1145/oz in 2006. Platinum has continued to increase in 2007, averaging US$1190/oz to mid March. Palladium prices declined in 2005, averaging approximately US$201/oz, but have increased in 2006, averaging US$323/oz for the year. Gold prices continued a strong uptrend in 2006, averaging US$604/oz, compared to US$445/oz in 2005.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	Selected Annual Information

	December 31	December 31	December 31
	2006	2005	2004

Current assets	$13,177,004	$5,159,433	$15,787,528
Mineral property interests	8,240,751	8,502,000	8,494,358
Other assets	411,167	174,163	197,995
Total assets	21,828,922	13,835,596	24,479,881

Current liabilities	1,034,144	378,997	1,413,234
Long term liabilities	11,818,677	–	–
Shareholders' equity	8,976,101	13,456,599	23,066,647
Total liabilities and shareholders' equity	$21,828,922	$13,835,596	$24,479,881

	Year ended	Year ended	14 months ended
	Dec 31, 2006	Dec 31, 2005	Dec 31, 2004
Expenses
Conference and travel	$360,959	$646,992	$486,481
Consulting	168,457	965,720	536,216
Depreciation	30,862	48,503	39,121
Exploration	720,463	5,191,818	7,821,145
Foreign exchange	(34,817)	68,720	145,199
Gain on disposal of equipment	(41,291)	–	–
Interest expense	253,071	–	–
Interest income	(117,829)	(119,779)	(485,452)
Legal, accounting and audit	690,132	474,422	479,731
Office and administration	354,353	551,278	457,571
Salaries and benefits	1,511,874	1,659,465	834,223
Shareholders communications	289,824	260,155	342,848
Trust and filing	415,440	85,254	159,633
Subtotal	4,601,498	9,832,548	10,816,716
Stock based compensation	24,346	2,536,253	2,466,548
Future income tax recovery	(121,000)	(65,000)	–
Write-off (recovery) of amounts receivable	–	–	(256,000)
Loss for the year	$4,504,844	$12,303,801	$13,027,264

Loss per share	$0.03	$0.08	$0.18

Weighted average number of common shares
outstanding (thousands)	148,220	148,107	73,017

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4	Summary of Quarterly Results

Expressed in thousands of dollars, except per-share amounts. Small differences are due to rounding.

	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
	2006	2006	2006	2006	2005	2005	2005	2005
Current assets	13,177	2,337	3,143	4,103	5,159	6,369	8,327	12,079
Mineral properties	8,241	8,600	8,211	8,493	8,502	8,661	8,495	8,495
Other assets	411	98	103	161	174	181	179	191
Total assets	21,829	11,035	11,457	12,757	13,835	15,211	17,001	20,765

Current liabilities	1,034	478	311	273	379	351	1,248	1,488
Long term liabilities	11,819	–	–	–	–	–	–	–
Shareholders’ equity	8,976	10,557	11,146	12,484	13,456	14,860	15,753	19,277
Total liabilities and
shareholders’ equity	21,829	11,035	11,457	12,757	13,835	15,211	17,001	20,765

Expenses
Exploration	152	42	466	92	15	526	2,318	2,381
Conference and travel	218	17	38	88	208	26	191	222
Consulting	(133)	222	27	53	86	127	440	316
Foreign exchange loss (gain)	231	(117)	(159)	9	202	(113)	(119)	99
Interest on term loan	253	–	–	–	–	–	–	–
Interest expense (income)	(95)	16	(12)	(28)	(27)	12	(60)	(45)
Legal, accounting and audit	102	205	216	167	173	(7)	178	130
Gain on disposal of fixed asset	(19)	(11)	(11)	–	–	–	–	–
Office and administration	102	79	102	71	121	158	96	174
Salaries and benefits	394	335	408	375	465	422	412	360
Shareholder communications	112	38	78	61	40	54	90	76
Trust and filing	288	29	15	84	3	(2)	8	76
Subtotal	1,605	855	1,168	972	1,286	1,203	3,554	3,789
Stock-based compensation -
exploration	–	(2)	(6)	24	(155)	32	843	(6)
Stock-based compensation -
office and administration	–	(1)	(3)	12	(367)	124	2,069	(4)
Future income tax expense
(recovery)	(25)	4	(100)	–	117	(182)	–	–
Loss for the period	1,580	856	1,059	1,008	881	1,177	6,466	3,779

Basic and diluted loss per share	0.01	0.01	0.01	0.01	0.01	0.01	0.04	0.02

Weighted average number of
common shares outstanding	148,220	148,220	148,220	148,220	148,107	148,069	148,028	148,020

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5	Results of Operations

The loss for the year ended December 31, 2006 was $4,504,844 compared to a loss of $12,303,801 for the year ended December 31, 2005. This decrease primarily resulted from lower exploration expenses due to financial constraints and a reduction in stock based compensation. The Company recorded a loss of $0.03 per share for the year ended December 31, 2006, compared to a loss of $0.08 per share for the year ended December 31, 2005.

Exploration expenses for the year ended December 31, 2006 amounted to $751,325 in comparison to $5,240,321 spent for the year ended December 31, 2005. The decrease in exploration was mainly due to the Company’s lower cash balance compared to the prior year. The exploration expenses for the year ended December 31, 2006 were mainly incurred on the Ga-Phasha project. Drilling costs amounted to $376,406 spent for the year ended December 31, 2006 compared to $2,205,329 spent for the year ended December 31, 2005. Assays and analysis expenditures amounted to $38,393 spent for the year ended December 31, 2006 in comparison to $1,133,408 expended for the year ended December 31, 2005. Geological and consulting costs for the year ended 2006 were $64,030 compared to $759,335 spent for the year ended December 31, 2005. Engineering costs decreased to $141,784 from $538,169 incurred for the year ended December 31, 2005. The cost of site activities was $34,484 compared to $277,199 spent for the year ended December 31, 2005. Site activity costs are principally associated with maintaining the field office in South Africa, but also include activities associated with the drilling program.

Legal, accounting and audit for the year ended December 31, 2006 amounted to $690,132 in comparison to $474,422 for the year ended December 31, 2005 primarily as a result of advisory services provided for the annual general meeting, expenses incurred relating to a secondary listing on the Johannesburg Stock Exchange in South Africa and various regulatory financial reporting requirements. Office and administration for the year ended December 31, 2006 amounted to $354,353 in comparison to $551,278 spent for the year ended December 31, 2005. Conference and travel costs of $360,959 were incurred during the year ended December 31, 2006 in comparison to the $646,992 incurred during for the year ended December 31, 2005 largely due to decreased travel activity associated with the work rotation of project engineers. Consulting costs decreased to $168,457 in comparison to $965,720 spent for the year ended December 31, 2005. Salaries and benefits amounted to $1,511,874 in 2006, a decrease from $1,659,465 spent for the year ended December 31, 2005. Trust and filing for the year ended December 31, 2006 increased to $415,440 in comparison to the $85,254 incurred for the year ended December 31, 2005 primarily as a result of expenses incurred relating to listing on the Johannesburg Stock Exchange in South Africa.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6	Liquidity

At December 31, 2006, the Company had working capital of approximately $12.1 million as compared to $4.8 million at the end of the 2005 fiscal year. The cash position at December 31, 2006 was approximately $12.8 million.

Anooraq's sources of capital are primarily equity investment. The Company's access to capital sources is dependant upon general financial market conditions, especially those that pertain to venture capital situations such as mineral exploration and development. There can be no assurance that Anooraq's future capital requirements can be met in the long term, or that adequate financing will be obtained on a timely basis or at all. Failure to obtain adequate financing will result in significant delays of exploration programs and a substantial curtailment of operations. The Company's cash resources at December 31, 2006 are sufficient for its present needs, specifically to continue administrative and exploration operations at current levels through the end of the year 2007. Future programs may be deferred and operations curtailed if additional funding is not secured. However, the Company anticipates being able to raise additional financing.

In November 2006, the Company completed its financing agreement with Anglo Platinum whereby Anglo Platinum, through its wholly owned subsidiary Rustenburg Platinum Mines, loaned an amount of ZAR70 million to Plateau Resources (Pty) Ltd (“Plateau”), a wholly owned South African subsidiary of the Company. The loan bears interest at prime plus two percent, as quoted by the Standard Bank of South Africa. The first interest payment will become due and payable fourteen months after the date of the advancement of the funds, with other subsequent interest payments due and payable in 6-month intervals thereafter. The final repayment date for the loan is on September 30, 2010, although, the agreement does allow for early repayment thereof. In conjunction with the loan, the Company incurred financing fees equal to 3% of the loan. Pursuant to security agreements entered into in connection with the loan, Plateau has ceded as security, its interest in Micawber 277 (Pty) Ltd (Micawber). Micawber, a South African company equally owned by Rustenburg Platinum Mine and Plateau Resources, owns the parties’ interests in the Ga-Phasha PGM Project.

The Company had 148,220,407 common shares outstanding at December 31, 2006. As the Company proceeds on its exploration programs in the Bushveld, it will need to raise additional funds for such expenditures from time to time.

Payments due by period
	Total	Less than	1 to 3 years	3-5 years	More than 5
Contractual obligation	Nil	Nil	Nil	Nil	Nil
Long term debt obligations (1)	18.3m	Nil	4.7m	13.6m	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase obligations	Nil	Nil	Nil	Nil	Nil
Other	Nil	Nil	Nil	Nil	Nil
Total	Nil	Nil	Nil	Nil	Nil

The Company has no other capital lease obligations, operating leases or any other long term debt. The Company has routine market-price leases on its office premises in Johannesburg.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

The Company’s long term debt obligations are denominated in South African Rand (“ZAR”). Payments and settlement on the obligation is denominated in ZAR. Long term obligations have been presented at an exchange rate of 1 Canadian dollar = 6.05 ZAR.

1.7	Capital Resources

At December 31, 2006, Anooraq had working capital of approximately $12.1 million as compared to $4.8 million at the end of the 2005 fiscal year. The Company had approximately 148 million common shares outstanding at December 31, 2006.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is Anooraq. HDI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company on a full cost recovery basis, pursuant to an agreement dated December 31, 1996. For the year ended December 31, 2006 HDI billed Anooraq $1,023,633 as compared to $1,297,159 for the year ended December 31, 2005 for such services and cost reimbursements.

Pelawan is a significant shareholder of the Company and has certain directors in common with the Company. Pelawan became a majority shareholder on September 29, 2004. During the year ended December 31, 2006, the Company paid $nil (year ended December 31, 2005 – $658,035) for technical, corporate development, administrative and management services provided to, and repayment of costs paid on behalf of, the Company. Pelawan's employees and consultants were transferred to Plateau, a subsidiary of the Company, as of July 1, 2005 and are charging their time and services directly to Plateau.

During the year ended December 31, 2006, the Company paid or accrued $127,781 (year ended December 31, 2005 – $166,662) to CEC Engineering Ltd, a private company owned by a former director, for engineering and project management services at market rates.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.10	Fourth Quarter

The loss for quarter ended December 31, 2006 was $1,580,481 compared to a loss of $881,605 for the quarter ended December 31, 2005. The increase is largely due to expenses incurred relating to listing on the Johannesburg Stock Exchange in South Africa, regulatory financial reporting requirements and interest accrued on the term loan.

Exploration expenses for quarter ended December 31, 2006 totaled $151,601 compared to $15,328 incurred for the quarter ending December 31, 2005; the increase is due to exploration activities on the Ga-Phasha project in the fourth quarter of 2006.

Legal, accounting and audit for the quarter ended December 31, 2006 amounted to $101,713 compared to $172,724 for the same period of fiscal 2005. Office and administration for the quarter ended December 31, 2006 amounted to $101,917 in comparison to $123,875 spent for the same period in fiscal 2005. Conference and travel costs amounted to $218,001 incurred in the fourth quarter 2006 compared to $208,257 incurred for the fourth quarter 2005.

Salaries and benefits for the fourth quarter of 2006 amounted to $393,451 compared to $465,755 spent in the fourth quarter of fiscal 2005. Trust and filing for the quarter ended December 31, 2006 amounted to $287,876 compared to $3,328 incurred in the same period of fiscal 2005 largely due to costs relating to listing on the Johannesburg Stock Exchange.

1.11	Proposed Transactions

None.

1.12	Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the consolidated financial statements for the year ended December 31, 2006, which have been publicly filed on SEDAR at www.sedar.com. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of property, plant and equipment,
  restoration costs following completion of the mining activities, and the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, effect the results of operation.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

Mineral resources and reserves, and the carrying values of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources and reserves which, in turn, could have a material effect on the carrying value of property, plant and equipment.

Site restoration costs

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13	Changes in Accounting Policies including Initial Adoption

The CICA issued Section 3855, Financial Instruments –Recognition and Measurement, Section 3861, “Financial Instruments – Disclosure and Presentation”, Section 3865, “Hedges”, and Section 1530, “Comprehensive Income”, all applicable to the Company for annual or interim accounting periods beginning on January 1, 2007.

Section 3855 requires all financial assets, financial liabilities and non-financial derivatives to be recognized on the balance sheet and measured based on specified categories. Section 3861 identifies and details information to be disclosed in the financial statements.

Section 3865 sets out when hedge accounting can be applied and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and disclosed.

Section 1530 introduces new standards for the presentation and disclosure of the components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company is currently evaluating the full impact of the standards and will be required to present a new statement entitled “Comprehensive Income”.

The CICA also issued Section 1506, Accounting Changes, which revises the current standards on changes in accounting policy, estimates or errors as follows: voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information; changes in accounting policy are to be applied retrospectively unless doing so is impracticable; changes in estimates are to be recorded prospectively; and prior period adjustments are to be corrected retrospectively. In addition, this standard calls for enhanced disclosure about the effects of changes in accounting policies, estimates and errors on the financial statements.

Section 1506 is applicable for the Company beginning January 1, 2007. The impact of Section 1506 cannot be determined until such time as the Company makes a change in accounting policy.

1.14	Financial Instruments and Other Instruments

The carrying amounts of cash and equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The carrying values of the term loan approximate its fair value based on market rates of interest. It is not practicable to determine the fair values of amounts receivable due from to related parties due to the related party nature of such amounts and the absence of a secondary market for such instruments.

1.15	Other MD&A Requirements

Not applicable.

1.15.1	Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a venture issuer.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at March 26, 2007. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				148,305,407

Share purchase options	July 01, 2007	$0.95	100,000
	September 28, 2007	$1.40	345,000
	December 14, 2007	$1.40	333,200
	December 17, 2010	$1.40	3,065,000	3,843,200

Subject to the settlement agreement with Pelawan discussed in Section 1.2.1, the Company is required to issue to Pelawan 36 million common shares and 167 million warrants. Each warrant is exercisable until December 31, 2008 and can be exercised at the higher of (a) $1.35 if exercised on or before December 31, 2007 or $1.48 if exercised after December 31, 2007 or (b) at a price that is 50% less than the price per Anooraq common share payable by arms length parties under an equity financing undertaken by the Company that either raises an amount of at least $98,400,000 or is undertaken pursuant to a material transaction (a “Concurrent Financing”).

The Company is currently awaiting approval from the respective regulatory agencies for the issuance of the shares.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3	Disclosure Controls and Procedures

In accordance with the requirements of Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (MI 52-109), evaluations of the design and operating effectiveness of disclosure controls and procedures and the design effectiveness of internal control over our financial reporting were carried out under the supervision of the Chief Executive Officer and Chief Financial Officer for the year ended December 31, 2006.

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information. The Company’s CEO and CFO evaluated the Company’s disclosure controls and procedures for the year ended December 31, 2006 and have found those disclosure controls and procedures to be adequate and effective to provide reasonable assurance that material information relating to us and our consolidated subsidiaries would have been known to them and by others within those entities.

There have been no significant changes in the Company's disclosure controls or in other factors that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.

During the Company’s most recently completed interim period, there were no changes in the Company’s internal control over financial reporting that have materially affected or are reasonably likely to affect its internal control over financial reporting.

The CEO and CFO have also concluded that our internal controls over financial reporting are designed effectively, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Nonetheless, the CEO and CFO have identified areas where we can improve process controls, and they intend to incorporate such improvements into the internal controls over financing reporting over the next twelve months. We employ entity level controls to counterweigh any deficiencies that may exist. Under MI 52-109, the CEO and CFO are not yet required to, and have not yet tested the actual effectiveness of our internal controls over financial reporting.